Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261711

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated December 28, 2021)

89,684,876 Shares of Common Stock

7,666,667 Warrants

This prospectus supplement supplements the prospectus dated December 28, 2021 (the “Prospectus”), which forms part of our Registration Statement on Form S-1 (No. 333-261711) filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021 and declared effective by the SEC on December 28, 2021. This prospectus supplement is being filed to update the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on January 18, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer by us, and the resale by the Selling Securityholders (as defined in “Selling Securityholders” in the Prospectus) of: (i) up to 7,666,667 shares of common stock, par value $0.0001 per share, of Solid Power, Inc. (“Common Stock”) issuable upon the exercise of an aggregate of 7,666,667 warrants held by Decarbonization Plus Acquisition Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former independent directors, each of which is exercisable at a price of $11.50 per share (collectively, the “Private Placement Warrants”) and (ii) up to 11,666,667 shares of Common Stock issuable upon the exercise of 11,666,667 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”).

The Prospectus and this prospectus supplement also relate to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock beneficially owned by certain former stockholders of Solid Power Operating, Inc., (ii) an aggregate of 19,500,000 shares of Common Stock purchased at Closing (as defined in the Prospectus) by a number of subscribers pursuant to separate subscription agreements, (iii) up to 5,091,169 shares of Common Stock issued to Douglas Campbell upon his exercise of options to purchase shares of Common Stock and (iv) the 7,666,667 Private Placement Warrants.

Our Common Stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “SLDP” and “SLDPW,” respectively. On January 14, 2022, the closing price of our Common Stock was $8.30 and the closing price for our Public Warrants was $2.01.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 7 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 17, 2022

Solid Power, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40284	86-1888095
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

486 S. Pierce Avenue, Suite E Louisville, Colorado	80027
(Address of principal executive offices)	(Zip code)

(303) 219-0720

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SLDP	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	SLDPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective on January 17, 2022, the Board of Directors (the “Board”) of Solid Power, Inc. (the “Company”) increased the size of the Board from seven directors to eight directors and filled the newly created vacancy by appointing Lesa Roe as a director of the Company. The Board designated Ms. Roe as a Class I director, to serve until the Company’s 2022 annual meeting of stockholders. Ms. Roe was also appointed to the Audit Committee of the Board and the Nominating and Corporate Governance Committee of the Board.

Ms. Roe will be compensated in accordance with the Company’s outside director compensation policy, which has previously been filed with the Securities and Exchange Commission (the “SEC”). In addition, the Company and Ms. Roe entered into the Company’s standard indemnification agreement, the form of which has previously been filed with the SEC.

There have been no transactions with the Company and there are currently no proposed transactions with the Company that would be required to be disclosed under Item 404(a) of Regulation S-K. No arrangement or understanding exists between Ms. Roe and any other person pursuant to which Ms. Roe was selected as a director of the Company.

Item 7.01	Regulation FD Disclosure.

On January 18, 2022, the Company issued a press release announcing Ms. Roe’s appointment to the Board. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. Internet addresses in the press release are for informational purposes only and are not intended to be hyperlinks to other information of the Company.

The information contained in this Item 7.01 and in the accompanying Exhibit 99.1 shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this Item 7.01 and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

See the Exhibit index below, which is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, dated January 18, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 18, 2022

SOLID POWER, INC.

By:	/s/ James Liebscher
Name: James Liebscher
Title: Chief Legal Officer and Secretary

Exhibit 99.1

Solid Power Appoints Former Senior NASA Executive Lesa Roe to Board of Directors

–	Roe strengthens Solid Power’s board by adding extensive executive leadership, strategy, and operational oversight expertise

LOUISVILLE, Colo., January 18, 2022 – Solid Power, Inc. ("Solid Power") (Nasdaq: SLDP), an industry-leading developer of all-solid-state battery cells for electric vehicles, today announced its board of directors appointed Lesa Roe to the board, effective January 17, 2022, bringing the total number of board members to eight.

Ms. Roe brings to the Solid Power board more than 35 years of executive leadership and engineering experience, including in the matters of strategy, corporate management and budget oversight. Until December 2021, Ms. Roe served as the Chief Executive Officer and Chancellor of the University of North Texas System, where she managed three universities with a combined annual revenue of $1.3 billion, 14,000 employees and enrollment of over 49,000 students. Previously, from 1984 until 2017, Ms. Roe served in successive roles at the National Aeronautics and Space Administration (“NASA”), culminating in her serving as NASA’s Acting Deputy Administrator, NASA’s second in command, and Deputy Chief Operating Officer. During her tenure, Ms. Roe led strategy, execution, operations, and corporate management nationally across all ten NASA field centers, five product lines, managed a $19.6 billion annual budget, $31 billion in assets and had oversight of 17,000 employees.

“Lesa’s extensive leadership experience and technical background in engineering make her a valuable addition to our board,” said David Jansen, Chairperson and President of Solid Power. “We are excited to welcome Lesa to the Solid Power board and look forward to her strategic input as we prepare to produce full-scale all-solid-state batteries for automotive qualification.”

About Solid Power

Solid Power is an industry-leading developer of all-solid-state rechargeable battery cells for electric vehicles and mobile power markets. Solid Power replaces the flammable liquid electrolyte in a conventional lithium-ion battery with a proprietary sulfide-based solid electrolyte. As a result, Solid Power's all-solid-state battery cells are expected to be safer and more stable across a broad temperature range, provide an increase in energy density compared to the best available rechargeable battery cells, enable less expensive, more energy-dense battery pack designs and be compatible with traditional lithium-ion manufacturing processes. For more information, visit http://www.solidpowerbattery.com/.

Solid Power Contact Information

For Investors:
Kevin Paprzycki
Chief Financial Officer
1 (800) 799-7380
investors@solidpowerbattery.com

For Media:
Will McKenna
Marketing Communications Director
(720) 598-2877
press@solidpowerbattery.com

Website: www.solidpowerbattery.com
Twitter: https://twitter.com/SolidPowerInc
LinkedIn: https://www.linkedin.com/company/solid-power